ASX/MEDIA RELEASE

15 November 2005

RESULTS OF GENERAL MEETING HELD 15 NOVEMBER 2005
ACQUISITION OF CONTROL DELIVERY SYSTEMS
OVERWHELMINGLY APPROVED

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce the results of its Annual General Meeting held today at 10.00am EST at Radisson Plaza Hotel, 27 O’Connell Street, Sydney NSW 2000.

Voting by shareholders shows a strong endorsement of the acquisition of Control Delivery Systems (CDS) with 79,490,475 in favour and 70,000 against.

Shareholders have also overwhelmingly approved, with 79,414,475 in favour and 70,000 against, the issue of shares on any conversion under the convertible note and warrant issue to raise USD$15million (approx AUD$20m) at an initial conversion price per share of USD$7.20 equivalent to AUD$0.94 per share. The Convertible Note and warrant are expected to be issued this week.

We are also pleased to welcome Dr. Paul Ashton, the CEO of Control Delivery Systems as a new executive Director of pSivida. Paul is a leading international figure in ophthalmologic drug delivery and an inventor of the only 2 FDA-approved devices for sustained release of drug to the back of the eye. Dr. Roger Aston has retired as an executive Director but will remain with pSivida as a consultant. The company is grateful to Roger for his guidance as a director since the inception of pSivida.

Full voting results on all resolutions are detailed below (references to the Explanatory Memorandum and Notice to the company’s Notice of Annual General Meeting and accompanying Explanatory Memorandum).

All resolutions were passed unanimously by shareholders as follows:

Resolution 1

Approval of Issue of Shares and Options under Merger Agreement

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, the Company approves and authorises the allotment and issue of up to 160,000,000 fully paid ordinary shares (equivalent to 16,000,000 American Depositary Shares) and unquoted options over up to 1,761,760 fully paid ordinary shares (equivalent to 176,176 American Depositary Shares) on the terms and conditions described in the Explanatory Memorandum accompanying this Notice.”

Resolution 2

Approval of Issue of Shares to Control Delivery Systems, Inc Directors and Staff under Retention Agreements

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, and subject to the passing of Resolution 1 in this Notice of Annual General Meeting and the completion of the acquisition by the Company of Control Delivery Systems, Inc, the Company approves and authorises the allotment and issue of fully paid ordinary shares (to be issued as American Depositary Shares) up to a total value of US$616,124 on the terms and conditions described in the Explanatory Memorandum accompanying this Notice.”

Resolution 3

Election of Dr Paul Ashton as a Director of the Company

“That, subject to the passing of Resolution 1 in this Notice of Annual General Meeting and subject to and immediately after the completion of the acquisition by the Company of Control Delivery Systems, Inc, Dr Paul Ashton be elected as a director of the Company.”

Resolution 4

Approval of Issue of Options on Acquisition of Control Delivery Systems, Inc to Company Directors under the Company’s Employee Share Option Plan

“That, pursuant to and in accordance with Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, and subject to the passing of Resolution 1 in this Notice of Annual General Meeting and the completion of the acquisition by the Company of Control Delivery Systems, Inc, the Company approves and authorises the directors to grant 1,175,000 employee options to the directors and proposed director named below, or their respective nominees, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr Paul Ashton	500,000
Dr Roger Brimblecombe	75,000
Mr Gavin Rezos	600,000

Resolution 5

Ratification of Previous Issue of 6,650,000 Shares (represented by 665,000 American Depositary Shares) and 66,500 Warrants

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company ratifies the allotment and issue of 6,650,000 fully paid ordinary shares (represented by 665,000 American Depositary Shares) and 66,500 unlisted Warrants on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.”

Resolution 6

Ratification of Previous Issue of 66,500 Warrants to Placing Agents

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company ratifies the allotment and issue of 66,500 unlisted Warrants to placing agents, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, in part payment of the placing agent fees associated with the placement of American Depositary Shares in Resolution 5.”

Resolution 7

Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 American Depositary Shares

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company approves the issue of:

a)    US$15 million in Subordinated Convertible Notes; and
b)    Warrants in respect of 633,803 American Depositary Shares,

in each case on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.”

Resolution 8

Approval of Issue of Options to Company Directors under the Company’s Employee Share Option Plan

“That, pursuant to and in accordance with Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, the Company approves and authorises the directors to grant 900,000 employee options to the directors named below, or their respective nominees on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr Roger Brimblecombe	300,000
Mr Gavin Rezos	600,000

Resolution 9

Appointment of Auditor

“That, in accordance with section 327B of the Corporations Act 2001 (Cth), Deloitte Touche Tohmatsu be appointed auditor of the Company.”

Resolution 10

Re-Election of Dr David Mazzo as a Director of the Company

“That Dr David Mazzo, a director who, having been appointed since the last General Meeting of shareholders, retires in accordance with rule 3.3 of the Company’s constitution, be re-elected as a director of the Company.”

Resolution 11

Re-Election of Mr Michael Rogers as a Director of the Company

“That Mr Michael Rogers, a director who, having been appointed since the last General Meeting of shareholders, retires in accordance with rule 3.3 of the Company’s constitution, be re-elected as a director of the Company.”

Resolution 12

New Issue of Options to New Directors under the Company’s Employee Share Option Plan

“That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, subject to the passing of Resolutions 10 and 11 in this Notice of Annual General Meeting, approval is given for the issue of 400,000 employee options to new directors, or their respective nominees, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr David Mazzo	200,000
Mr Michael Rogers	200,000

Resolution 13

Remuneration Report

“That, pursuant to and in accordance with section 250R(2) of the Corporations Act 2001 (Cth), the Remuneration Report, as contained within the Directors’ Report, be adopted.”

Results of the Resolutions
Each resolution was passed unanimously by a show of hands.

The results of the proxy votes received were as follows:

	Resolution	For	Against	Abstain

1	Approval of Issue of Shares and Options under Merger Agreement	79,490,475	70,000	1,000

2	Approval of Issue of Shares to CDS, Inc Directors and Staff under Retention Agreements	79,202,642	358,833	0

3	Election of Dr Paul Ashton as a Director of the Company	79,562,308	70,000	0

4	Approval of Issue of Options on Acquisition of CDS, Inc to Company Directors under the Company’s ESOP	57,778,807	2,048,533	19,734,135

5	Ratification of Previous Issue of Shares and Warrants	79,365,559	139,916	56,000

6	Ratification of Previous Issue of Warrants to Placing Agents	79,270,726	230,749	60,000

7	Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 American Depositary Shares	79,414,475	70,000	77,000

8	Approval of Issue of Options to Company Directors under the Company’s ESOP	57,341,717	2,469,949	19,749,809

9	Appointment of Auditor	79,517,308	60,000	55,000

10	Re-Election of Dr David Mazzo as a Director of the Company	79,350,634	226,000	55,674

11	Re-Election of Mr Michael Rogers as a Director of the Company	79,350,634	226,000	55,674

12	New Issue of Options to New Directors under the Company’s ESOP	57,518,145	2,303,521	19,739,809

13	Remuneration Report	76,056,459	1,294,749	2,281,100

Note that the proxy votes received represent 35.24% of voting shares on issue and of those received, 8.53% were required to abstain from voting on resolutions 4, 8 and 12 as specified in the Notice of Meeting. QinetiQ Group PLC and QinetiQ Holdings Limited instructed the Chairman to vote in accordance with the majority votes received and have been included in these proxy results.

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities issued may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues our ability to consummate the proposed acquisition and other referenced transactions, our ability to successfully integrate CDS’s operations and employees; the failure of the combined entity’s products, including reduced revenue and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.